Exhibit 23

Independent Auditors' Consent

Meredith Savings and Investment Plan Committee

Des Moines, Iowa:

We consent to incorporation by reference in the Registration Statement No. 33-2094 on Form S-8 of Meredith Corporation of our report dated June 4, 2002 relating to the statements of net assets available for benefits of the Meredith Savings and Investment Plan as of December 31, 2001 and 2000, the related statements of changes in net assets available for benefits for the years then ended, and the related supplementary supporting schedule which appears in the December 31, 2001 Annual Report on Form 11-K of Meredith Savings and Investment Plan.

/s/ KPMG LLP

Des Moines, Iowa

June 19, 2002